Metropolitan West Funds

515 South Flower Street

Los Angeles, California 90071

March 19, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Public Filing Room

Re:	Rule 17g-1 Filing

Metropolitan West Funds (File No. 811-07989) (the “Registrant”)

Dear Sir or Madam:

As required by Rule 17g-1 under the Investment Company Act of 1940 (the “1940 Act”), I enclose the following on behalf of the Registrant:

(1) Endorsement No. 14, 15, and 16 (the “Endorsements”) to the Registrant’s joint fidelity bond, issued by Federal Insurance Company (Chubb), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 21, 2023 (Accession Number 0001193125-23-190965) (the “Fidelity Bond”). The purpose of the Endorsements is to amend the Registrant’s Fidelity Bond to add TCW ETF Trust as an assured and increase the Fidelity Bond coverage;

(2) Certificate of the Secretary of the Registrant that contains a copy of the resolutions from the March 4, 2024 meeting of the Registrant’s Board of Trustees, at which a majority of Trustees who are not considered to be “interested persons” within the meaning of the 1940 Act approved the amended amount, allocation, type, form and coverage of the Fidelity Bond; and

(3) Copy of the amended and restated joint insured bond agreement. The premium has been paid for the period June 30, 2023 to June 30, 2024. Had the Registrant obtained a separate fidelity bond, the amount of coverage required would have been $2,500,000.

Should you have any questions, please contact the undersigned at (213) 244-0533.

Very truly yours,

/s/ Peter Davidson

Peter Davidson

Vice President and Secretary

3/15/24, 11:59 AM	Form 40-17G

FEDERAL INSURANCE COMPANY

Endorsement No.: 14

Bond Number:	82484952

NAME OF ASSURED:	METWEST FUNDS; TCW STRATEGIC INCOME FUND, INC.;

TCW FUNDS, INC.

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 3 in it’s entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 22, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 21, 2023	By
Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

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3/15/24, 11:59 AM	Form 40-17G

FEDERAL INSURANCE COMPANY

Endorsement No. 15

Bond Number:	82484952

NAME OF ASSURED:	METWEST FUNDS; TCW STRATEGIC INCOME FUND, INC.;

TCW FUNDS, INC.

REVISE ITEM 2. ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 2. in its entirety on the DECLARATIONS and substituting the following:

ITEM 2. LIMITS OF LIABILITY-DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference to such INSURING CLAUSE in this Bond shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1 sustained by any Investment Company.

INSURING CLAUSE		SINGLE LOSS LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT
1.	Employee	$6,600,000	$0
2.	On Premises	$6,600,000	$10,000
3.	In Transit	$6,600,000	$10,000
4.	Forgery or Alteration	$6,600,000	$10,000
5.	Extended Forgery	$6,600,000	$10,000
6.	Counterfeit Money	$6,600,000	$10,000
7.	Threats to Person	$6,600,000	$10,000
8.	Computer System	$6,600,000	$10,000
9.	Voice Initiated Funds Transfer Instruction	$6,600,000	$10,000
10.	Uncollectible Items of Deposit	$6,600,000	$10,000
11.	Audit Expense	$50,000	$5,000
12. Extended Computer Systems		$6,600,000	$10,000
13. Unauthorized Signature		$6,600,000	$10,000
14. Claims Expense		$50,000	$5,000
15. Stop Payment Order or Refusal		$50,000	$5,000

This Endorsement applies to loss discovered after 12:01 a.m. on December 22, 2023.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 21, 2023	By
Authorized Representative

ICAP Bond
Form 17-02-1582 (Ed. 5-98)		Page 1

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3/15/24, 11:59 AM	Form 40-17G

FEDERAL INSURANCE COMPANY

Endorsement No: 16

Bond Number:	82484952

NAME OF ASSURED:	METWEST FUNDS; TCW STRATEGIC INCOME FUND, INC.;

TCW FUNDS, INC.

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Metwest Funds; TCW Strategic Income Fund, Inc.; TCW Funds, Inc. TCW ETF Trust

This Endorsement applies to loss discovered after 12:01 a.m. on December 22, 2023.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

General Use
Form 17-02-0949 (Ed. 1-97)

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3/15/24,11:59AM	Form 40-17G

AMENDED AND RESTATED JOINT INSURED BOND AGREEMENT

AGREEMENT dated as of June 12, 2023, between Metropolitan West Funds, TCW Strategic Income Fund, Inc., and TCW Funds, Inc.

BACKGROUND

A.  Each of the parties to this Agreement is a management investment company (“Fund”) registered under the Investment company Act of 1940 (the “Act”).

B.  Rule 17g-1 under the Act requires each registered management investment company to provide and maintain in effect a bond against larceny and embezzlement by its officers and employees.

C.  Rule 17g-1 authorizes the parties hereto to secure a joint insured bond naming each of them as insureds.

D.  Each of the parties hereto is, or will be, named as an insured on a joint fidelity bond which has a term of one year commencing on or about June 30, 2023.

E.  A majority of the Boards of Directors of the respective parties hereto, who are not “interested persons’ of such party as defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such joint insured bonds and each such governing body of the representative parties has approved the terms and amount of the bonds and the portion of the premiums payable by that party hereunder.

F.  Each party has determined that the allocation of the proceeds payable under the joint insured bonds as set forth herein (which takes into account the minimum amount of bond required for each party by Rule 17g-1 if it maintained a single insured bond) is equitable.

G.  Each of the parties now desires to enter into this Agreement, intending to replace the Amended and Restated Joint Insured Bond Agreement dated as of June 13, 2022 among these same parties.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, hereby agree as follows:

1.  Joint Insured Bond. Each party shall maintain in effect a joint fidelity insurance bond(s) (the “Bond”) from a reputable fidelity insurance company, authorized to do business in the place where the Bond is issued, insuring such party against larceny and embezzlement and covering such of its officers and employees who may, singly or jointly with others, have access, directly or indirectly, to its securities or funds. The Bond shall name each party as an insured and shall comply with the requirements for such bonds established by Rule 17g-1.

2.  Ratable Allocation of Premium.

a)  The premium will be allocated ratably among the Funds, provided, however, that should an increase in the Bond be required by reason of an increase in the gross assets of one or more Funds, each party hereto shall pay a share of the increased premium for the increased bond equal to such party’s increase in assets divided by the total increase in assets. With respect to named insureds that may be added to the bonds and this Agreement pursuant to Section 6 hereof subsequent to the inception date of the bonds, any such increases in gross assets for the purpose of this Section 2(a) shall be measured from $0 dollars and prorated from the inception date of coverage under the bonds.

b)  Notwithstanding the provision of Section 2(a), any additional premiums that may become due under any Bond as a result of the addition of a named insured thereunder pursuant to Section 6 hereof, which addition did not require an increase in the amount of any such Bond, shall be payable, with respect to the Funds’ portion of such premium, by the additional named insured.

3.  Ratable Allocation of Proceeds.

a)  If more than one of the parties sustains a single loss (including a loss sustained before the date hereof) for which recovery is received under the Bond, each such party shall receive that portion of the recovery which is sufficient in amount to indemnify that party in full for the loss sustained by it, unless the recovery is inadequate to fully indemnify all such parties sustaining a single loss.

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3/15/24,11:59AM	Form 40-17G

b) If the recovery is inadequate to fully indemnify all parties sustaining a single loss, the recovery shall be allocated among such parties as follows:

i.

Each such Fund sustaining a loss shall be allocated an amount equal to the lesser of its actual loss or the minimum amount of the fidelity bond which would be required to be maintained by such party under a single insured bond (determined as of the time of the loss in accordance with the provisions of Rule 17g-1).

ii.

The remaining portion of the recovery (if any) shall be allocated to each party sustaining a loss not fully indemnified by the allocation under subparagraph (i) in the same proportion as the portion of each party’s loss which is not fully indemnified bears to the sum of the unindemnified losses of all such parties. If such allocation would result in any party receiving a portion of the recovery in excess of the loss actually sustained by it, the aggregate of such excess portions shall be allocated among the other parties whose losses would not be fully indemnified in the same proportion as the portion of each such party’s loss which is not fully indemnified bears to the sum of all of the unindemnified losses of all such parties. Any allocation in excess of a loss actually sustained by any party shall be reallocated in the same manner.

4.  Claims and Settlements. Each party shall, within five days after the making of any claim under the Bond, provide the other parties with written notice of the amount and nature of such claim. Each party shall, within five days after the receipt thereof, provide the other parties with written notice of the terms of settlement of any claim made under the Bond by such party. In the event that two or more parties shall agree to settlement with the fidelity company of a claim made under the Bond with respect to a single loss, such parties shall, within five days after settlement, provide any other party not a party to such claim with written notice of the amounts to be received by each claiming responsible for filing notices required by paragraph (g) of Rule 17g-1 under the Act shall give and receive any notice required hereby.

5.  Modifications and Amendments. Any party may increase the amount of the Bond. Such party must give written notice thereof to the other parties to this Agreement. If pursuant to Rule 17g-1 any party shall determine that the coverage provided pursuant to this Agreement should otherwise be modified, it shall so notify the other parties hereto, and indicate the nature of the modification which it believes to be appropriate. If, within 45 days of such notice, any necessary amendments to this Agreement shall not have been made and the request for modification shall not have been withdrawn, this Agreement shall terminate with respect to such party (except with respect to losses occurring prior to such termination). Any party may withdraw from this Agreement at any time and cease to be a party hereto (except with respect to losses occurring prior to such withdrawal) by giving written notice to the other parties of such withdrawal. Upon withdrawal, a withdrawing party shall be entitled to receive any portion of any premium rebated by the fidelity company with respect to such withdrawal.

6.  Additional Named Insureds. Any newly created investment company managed by a direct or indirect subsidiary of The TCW Group, Inc., and required to maintain a bond pursuant to Rule 17g-1 may be added as an additional named insured to the Bond and as an additional party to this Agreement upon execution of a Schedule I in the form attached to this Agreement as Exhibit A. Inclusion of such Company as a party to this Agreement shall be effective as of the date such company is added to the Bond as a named insured. No payment of any portion of the initial premiums shall be required of any additional named insured company, it being hereby agreed that any such reimbursement amount due to each of the other parties to this Agreement would be de minimis. Any additional premium due and payable as a result of, or subsequent to, addition of such investment company under the Bond shall be payable pursuant to the provisions of Section 3 hereof.

7.  Governing Law. This Agreement shall be construed in accordance with the laws of the State of California.

8.  No Assignment. This Agreement is not assignable.

9.  Notices. All notices and other communications hereunder shall be in writing and shall be addressed to the appropriate party at 865 South Figueroa Street, Los Angeles, CA 90017.

Certain of the Funds are comprised of Portfolios. All obligations of any of such respective Funds under this Agreement shall apply only on a Portfolio by Portfolio basis, and the assets of one Portfolio shall not be liable for the obligations of any other Portfolio.

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3/15/24,11:59AM	Form 40-17G

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the day and year first above written.

Metropolitan West Funds

/s/ Peter Davidson

Peter Davidson
Vice President and Assistant Secretary

TCW Funds, Inc.

/s/ Peter Davidson

Peter Davidson
Vice President and Assistant Secretary

TCW Strategic Income Fund, Inc.

/s/ Peter Davidson

Peter Davidson
Vice President and Assistant Secretary

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3/15/24,11:59AM	Form 40-17G

SCHEDULE I

to

AMENDED AND RESTATED JOINT INSURED BOND AGREEMENT

dated June 12, 2023

For the purpose of obtaining fidelity bond coverage under the joint insured bonds (“Bonds”) maintained by the parties to that certain Amended and Restated Joint Insured Bond Agreement dated June 12, 2023 (“Agreement”), the undersigned hereby certifies to all other parties to such Agreement (“Parties”) as follows:

a)	That it is managed by a direct or indirect subsidiary of The TCW Group, Inc.;

b)

That it is a regulated management investment company required to provide and maintain in effect a fidelity bond against larceny and embezzlement by its officers and employees by Rule 17g-1 under the Investment Company Act of 1940 (the “Act”);

c)	That the company qualifies under the terms of Rule 17g-1 for inclusion as a named insured on the joint insured bonds maintained by the Parties;

d)

That a majority of the Boards of Directors/Trustees/Managing General Partners of the company who are not “interested persons” of such party was defined by Section 2(a)(19) of the Act, have given due consideration to all factors relevant to the form, amount and ratable allocation of premiums of such joint insured bonds, and such governing body has approved the terms and amount of the bonds and the portion of the premiums payable by the company under the Agreement;

e)

That the company has determined that the allocation of the proceeds payable under the joint insured bonds as set forth in the Agreement (which takes into account the minimum amount of bond required for each party by Rule 17g-1 if it maintained a single insured bond) is equitable;

The undersigned hereby requests to be added as a named insured under the Bonds maintained by the Parties and as a Party to the Agreement. The undersigned hereby agrees to be bound by all terms and provisions of the Agreement effective as of the date it is included as a named insured under the Bonds.

Executed as of this 4th day of March, 2024.

TCW ETF TRUST

/s/ Jason LaMacchia
Jason LaMacchia
Secretary

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3/15/24,11:59AM	Form 40-17G

METROPOLITAN WEST FUNDS

CERTIFICATE OF THE SECRETARY

The undersigned, Peter Davidson, hereby certifies that he is the duly elected Secretary of Metropolitan West Funds (“MWF”) and further certifies the following recitals and resolutions were approved and adopted by all the members of the Board of Trustees of MWF at a meeting held on March 4, 2024, at which a quorum was at all times present, and that such resolutions remain in full force and effect as of the date hereof.

WHEREAS, the Board members who are not “interested persons” (the “Independent Board Members’’) as that term is defined in the Investment Company Act of 1940, as amended (the “1940 Act”) of TCW Funds, Inc., TCW Strategic Income Funds, Inc., “MWF”, and the TCW ETF Trust (“ETF”) (together, the “TCW Funds”) have given due consideration to all information deemed reasonably relevant, necessary or appropriate by them regarding the addition of ETF to the existing joint fidelity insurance coverage (the “Amended Bond”) for the TCW Funds issued by Chubb, including, among other things: (i) the value of the aggregate assets of the TCW Funds to which any covered person (as defined in Rule 17g-1(a) under the 1940 Act) may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets, (iii) the nature of the securities in the TCW Funds’ investment portfolios, (iv) the number of other parties named as insureds under the Amended Bond, (v) the nature of the business activities of the other parties to the Amended Bond, (vi) the amount of the Amended Bond and the premium for such Amended Bond, (vii) the ratable allocation of the premium among the parties named as insureds, and (viii) the extent to which the share of the premium allocated to each participating fund is less than the premium that fund would have had to pay if it had procured and maintained a single insured bond;

WHEREAS, the TCW Funds desire to establish criteria by which the premium for, and recoveries under, the Amended Bond shall be allocated among the parties; and

WHEREAS, the Boards of each of the TCW Funds satisfy the fund governance standards defined in Rule 0-1(a)(7) under the 1940 Act.

NOW, THEREFORE, BE IT

RESOLVED, that the Boards of each of the TCW Funds find that the coverage provided by the Amended Bond is reasonable and adequate to protect the TCW Funds against larceny or embezzlement by any covered persons and approves the amount, type, form and coverage of the Amended Bond issued by Chubb and adding ETF to the existing insured parties TFI, TSI, and MWF in the aggregate amount of $6,600,000 for the period from December 22, 2023 through June 30, 2024;

RESOLVED FURTHER, that the Boards of the TCW Funds hereby determine that the additional premium of not more than $1,041 to add ETF to the Amended Bond (allocated to ETF) is fair and reasonable and that the premium be, and it hereby is, ratified and confirmed;

RESOLVED FURTHER, that pursuant to Rule 17g-1 under the 1940 Act, the Boards of the TCW Funds find that the participation of the TCW Funds in the Amended Bond and payment of the additional premium by ETF for such Amended Bond is in the best interests of the TCW Funds, and is hereby ratified and confirmed by the Boards of each of the TCW Funds;

RESOLVED FURTHER, that the officers of the TCW Funds are authorized and directed to execute and deliver the Amended and Restated Joint Bond Agreement setting forth the manner of disposition of any recovery received under the Amended Bond as required by Rule 17g-1(f) under the 1940 Act, in the form submitted to this meeting with such changes as such officers shall, with the advice of counsel, deem appropriate, any such determination to be conclusively evidenced by such execution and delivery;

RESOLVED FURTHER, that the appropriate officers of the TCW Funds shall file or cause to be filed a

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3/15/24,11:59AM	Form 40-17G

copy of the Amended Bond, any necessary exhibits, and appropriate notices with the SEC in accordance with Rule 17g-l(g) under the 1940 Act; and

RESOLVED FURTHER, that the officers of the TCW Funds be, and each hereby is, authorized and directed to execute such documents, including an insurance agreement among insureds pursuant to Rule 17g-l(f) under the 1940 Act, with such modifications as the officers, on advice of counsel, shall deem appropriate consistent with the purposes and intent of the Boards of the TCW Funds, to make any and all payments, and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the approval of the TCW Funds’ Boards, and that all actions previously taken by the officers of the TCW Funds in connection with the Amended Bond be, and they hereby are, ratified and confirmed in all respects.

Dated: March 14, 2024

/s/ Peter Davidson
Peter Davidson
Vice President and Secretary

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